April 6, 2022TSX: SAM

Starcore Provides Update on the Exploration in San Martin Mine
and Opodepe Project in Sonora, Mexico

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or “the Company”) is pleased to provide this update on the diamond drilling exploration work in San Martin Mine and Opodepe, Sonora, Mexico.    The update for San Martin covers the exploration work done last year, and for the Opodepe Project, the update covers the exploration work started in October 2021 to the present day.

San Martin Mine in Queretaro, Mexico

A total of 9,410 meters were drilled in 2021 until the end of March, 2022 which focused on two areas of the mine:  the first focusing on the northwest part of the operating mine, and the second searching for the extension of the orebodies of high - grade discovered during the 30 years of the mine’s life.

DRILLING HIGHLIGHTS – BDD AREA 33

#8 – DC3221-10; 3.00 m @	7.36 g/t Au	28 g/t Ag
#10 – DC3221-11; 8.00 m @	2.21 g/t Au	26 g/t Ag
#12 – DC3221 – 12; 0.50 m @	16.27 g/t Au	7 g/t Ag
#16 – DC3221 – 15; 0.60 m @	12.20 g/t Au	10 g/t Ag

See Figure 1.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail: investor@starcore.com    website:  www.starcore.com

FIGURE 1.   BDD AREA 33

This other area is in the eastern part of the operating mine.  See Figure 2.

DRILLING HIGHLIGHTS BDD AREA 28

#2 – DC2820 - 214; 2.40 m @	2.14 g/t Au	57 g/t Ag
#3– DC2820 - 215; 2.95 m @	2.42 g/t Au	21 g/t Ag
#4 – DC2820 - 217; 2.15 m @	8.08 g/t Au	15g/t Ag

Au_Bernal
4
3
2
1
0.5
0.1
Eastern Area
1
2
3
4
5
6
Plunge +24
Azimuth 012
0
100
200
300

+8000 E
+10000 E
+12000 E
+12000 N
+10000 N
33 Area
32 Area
30 & 31 Area
29 Area
28 Area
San Martin Area
San Jose Area
Looking down
0
500
1000
1500
2000

BDD AREA 28

1) *DC2820-213; 1.10m @ 0.84 g/t Au – 24 g/t Ag*
2) *DC2820-214; 2.40m @ 2.14 g/t Au – 57 g/t Ag*
3) *DC2820-215; 2.95m @ 2.42 g/t Au – 21 g/t Ag*
4) *DC2820-217; 2.15m @ 8.08 g/t Au – 15 g/t Ag*
5) *DO-05; 1.22m @ 0.70 g/t Au – 18 g/t Ag*
6) *DO-08; 0.95m @ 1.79 g/t Au – 33 g/t Ag*

FIGURE 2.   BDD AREA 28

This new vein was discovered last year with 4 DD holes and the development works continue.  This new vein is related to a vein discovered more than 15 years ago through a hole located 500 meters far away.  Exploration continues with the development of drilling stations along the projection vein.

Opodepe Project in Sonora, Mexico

A total of 3,289.6 m has been drilled in 25 short holes. The first stage of drilling focused on the upper part of the veins of the zone and has been considered as recognition drilling.  However, in this year 2022, the drilling is focused on the zone of the veins which the geologists have considered as favorable zones to find economic reserves.  These holes will be longer than the first stage including two new veins, MIDAS and El ORO, both in the Teocuitla concession recently acquired by Starcore.  See Figure 3.

DRILLING HIGHLIGHTS

#1 – OPDS-21-001; 6.73 m @	4.79 g/t AuEq
#7– OPDS-21-018; 1.91 m @	2.30 g/t AuEq
#15 – OPDS-21-022; 2.19 m @	1.96 g/t AuEq

See Figure 4.

OPODEPE PROJECT
Teocuitla 2
La Aurora
La Ultima
Midas NW
Midas
Karla System
San Ricardo Claim
NOM
Mana System
San Geronimo
El Guerigo Breccia
Angel
Elisa
El Oro
Teocuitla
Meztli 4 Claim
Elisa
LEGEND
Claims Starcore
Claims Others
New Claims adquired
Geological map & geological structures
DrillHoles Areas
0 1,000 2,000 m

Fig. 3      MAP SHOWING THE EXPLORED VEINS AND THE TWO NEW VEINS

Fig. 4 LONGITUDINAL SECTION MANA-SAN RICARDO VEIN – DDH

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Eadie

Telephone: (604) 602-4935
Toll Free:   1-866-602-4935
Email: readie@starcore.com

The Toronto Stock Exchange has not reviewed, nor does it accept responsibility for the adequacy or accuracy of this press release.